gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

July 19, 2006

Mail Stop 3720

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

EP Floors, Inc.

Registration Statement Form SB-2/Amendment 2

File No.: 333-132621

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are either made in response to staff comments on the First Amendment filing of the Registration Statement or represent an updating of material previously filed to reflect any developments in EP Floors, Inc.’s business.  The paragraph numbers below correspond to the numbered comments in your July 10, 2006 letter of comment.

Prospectus Summary

1.

We have added the word “substantial” in all places in the documents that refer to our auditors’ doubts about our ability to continue as a going concern.

Summary Financial Data

2.

We have included cost of sales in the Income Statement Data.

3.

We have made the clarification in Summary Financial Data, Risk Factor #2, and Liquidity.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

July 19, 2006

Re:

EP Floors, Inc.

Registration Statement Form SB-2

File No.: 333-132623

Risk Factors

4.

We have deleted the former Risk Factor #18.

5.

We have expanded and clarified the last sentence of what is now Risk Factor #18.

Management’s Discussion and Analysis or Plan of Operation

6.

We have indicated that the data in the interim period financial summary is unaudited.

7.

Section entitled “Certain Relationships and Related Transactions” has been expanded to address Sarbanes Oxley, Section 402 issue.

8.

We have eliminated the paragraphs on revenue recognition and income taxes, neither of which currently involves management estimates that are subject to unusual uncertainties.

Directors, Executive Officers, Promoters, and Control Persons

9.

We have disclosed that our operations manager, Sean Mitchell, who has been with us since inception, qualifies each lead by determining whether the prospective customer appears to be willing, able and ready to undertake a project. If the operations manager determines that a lead appears viable, it is forwarded to our president. Mr. Mitchell performs in the role of a project manager but is not a decision maker. All key decisions are referred to and made by Mr. Long. As such, we did not believe that Mr. Mitchell should be included in our management list.

Financial Statements

Notes to the Financial Statements

10.

We have added the stockholder statement data as a note to the unaudited interim data.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

July 19, 2006

Re:

EP Floors, Inc.

Registration Statement Form SB-2

File No.: 333-132623

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

EP Floors, Inc.

Mantyla McReynolds, LLC